BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

July 24, 2020

Steve Lo, Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Offering Statement on Form 1-A
Filed April 28, 2020
File No. 024-11204

Dear Mr. Low:

We are in receipt of your letter dated May 22, 2020, setting forth certain comments to the Offering Statement on Form 1-A filed on April 28, 2020 by GRASS QOZF, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A filed April 28, 2020

Summary, page 5

Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current and any anticipated business activities. For example, your reference at page 14 to acquiring "a diversified portfolio of qualified opportunity zone investments" suggests the possibility that you will not own controlling interests in these operating businesses and might not be involved in their actual business operations, despite the disclosure at page 23 that your management "will manage our day-to-day operations and RAGSS management will manage our portfolio of investments."

1.	Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current and any anticipated business activities. For example, your reference at page 14 to acquiring "a diversified portfolio of qualified opportunity zone investments" suggests the possibility that you will not own controlling interests in these operating businesses and might not be involved in their actual business operations, despite the disclosure at page 23 that your management "will manage our day-to-day operations and RAGSS management will manage our portfolio of investments."

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “SUMMARY” section on page 5, the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section on page 25 , and the “BUSINESS” section on page 28 to provide additional disclosure, as requested.

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2.	Please enhance your disclosure to provide a more specific discussion of the products offered by Sierra Software Systems, Inc., including the extent to which the company develops software with blockchain related technology. In this regard, we note your related disclosure at page F-10.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “SUMMARY” section on page 5, the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section on page 25, and the “BUSINESS” section on page 28 to provide additional disclosure, as requested.

Risk Factors, page 8

3.	We note your disclosure on page 23 that at least 90% of your assets will initially consist of qualified opportunity zone property. Include a risk factor to address any material risks related to the process of certifying as a qualified opportunity fund and risks associated with maintaining your status as a qualified opportunity fund.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes additional risk factors, beginning on page 16, to address material risks related to the process of certifying as a qualified opportunity fund and risks associated with maintaining the Company’s status as a qualified opportunity fund.

Risk Factors

Natural disasters, pandemics, and geo-political events could adversely affect our business, page 12

4.	We note your suggestion in this section and in Note 8 at page F-11 that the COVID-19 pandemic is an event that could adversely affect your business. You state that you plan to use a significant portion of net proceeds from this offering to service the aircraft industry. Although you state at page 24 that the MRO industry is "growing due to the increased global demand for air transportation," the pandemic has resulted in a decreased global demand for air transportation. Please enhance your disclosure to discuss any specific material impact COVID-19 may have on your business, and also provide disclosures which reflect current and anticipated economic conditions in the United States.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes a revision to the risk factor on page 12 which addresses the COVID-19 pandemic.

Use of Proceeds, page 18

5.	We note your disclosure on page 20 that you intend to use the proceeds from this offering to purchase additional equity interests of SAMSARG and Sierra and that the uses will remain proportionally the same regardless of the percentage of shares sold. Please reconcile these statements with the tabular information which appears at pages 18 to 19 and clearly disclose the amount of proceeds that you intend to allocate for the purchase of additional equity interests in these entities. Similarly, if you intend to purchase all the remaining portions of those entities, make this clear, insofar as you state at various places that you intend to use the offering proceeds to "purchase additional equity interests of SAMSARG and Sierra up to all of the equity interests of each entity"

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “USE OF PROCEEDS” section beginning on page 20, as requested.

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Dilution, page 20

6.	Your disclosure of Historical net tangible book value per share before this offering of $1.00 appears to be inconsistent with the net book value of the tangible assets (consisting of total assets less intangible assets) divided by the number of shares of outstanding common stock per your balance sheet at December 31, 2019 on page F-3. In addition, it appears your calculation of pro forma net tangible book value per share after this offering and related dilution per share to new investors does not appropriately account for the number of shares issued and proceeds received for each offering scenario. Please clarify or revise.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “DILUTION” section beginning on page 22, as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 24

7.	We note your disclosure on page F-11 that you entered into an agreement as a lender to Sierra Software Systems, Inc. to provide up to $350,000 for a three-year period. Please describe the terms of the loan and file the credit agreement as an exhibit or tell us why you do not believe you are required to do so.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” on page 25 to describe the terms of the loan, as requested, and the agreement has been attached as Exhibit 6.1 to the amendment.

Business, page 26

8.	In the offering circular at page 28 under “The Software Development and Sales Industry,” you state that “Sierra projects that initial software sales will commence in June 2020” and that “Year one revenues are anticipated to be $345,000 and increase year-after-year by 95%.” In the TTW materials filed as exhibit 13.1, you provide similar numbers at slide 19 for the first nine months, but then you provide numbers representing accelerated growth at a year-over-year rate of more than 250% (not 95%) for the ensuing three years. Similarly, at page 29 under “SAMSARG,” you state “Initially, SAMSARG believes it will receive an aircraft modification contract award from a subordinate MRO [which] could include as many as 100 or more aircraft creating potential revenue of $31M over three years....Additional contracts of this nature may also be available from the U.S. government.” But at slide 15 of exhibit 13.1, in addition to projecting revenues totaling $31M in years two through four (zero in year one), you also project revenues of more than $16M in year five. Lastly, at slide 17, you project more than $11M in revenues for GA Hangars, but we found no corresponding disclosure in the offering circular.

Insofar as you disclose at page 8 that you have received no revenues from any of your businesses to date and have filed no material contracts, please explain to us in your letter of response how you determined projections for the respective lengths of time. Also explain why you believe that the underlying assumptions built into these projections are reasonable. To the extent these projections are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. Please refer to Part II (b) of Form 1-A, and see Securities Act Rule 175.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes a revised Exhibit 13.1. In addition, software revenues are a combination of a license sales plus a monthly subscription price based on the number of users for a given customer, as shown on the top line of the Financials (slide 19). The first nine months start slow and grows, in the second year, at a rate of about double. Then, in the third year, the growth rate increases to three times due to the fact that new licensees and subscriptions are increasing and existing subscriptions are also increasing. In the subsequent years a stabilization occurs and the growth rate tapers off to two and a half times due to existing customers subscriptions settling to a stabilized rate of increase as a result of their user numbers stabilizing.

The revenues are a result of the planes per month delivered as shown on the top line in the Financials (slide 15).

The revenues are a result of the jet spaces and number of rental hangars as shown on the top line in the Financials (slide 17).

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Management, page 31

9.	Please expand your disclosure to name the "successful commercial real estate development and construction management firm" Mr. Shore established in 1990, provide his title or office with that entity, and revise to clarify the differences between the principal business(es) of RAGGS and RAGSS. Refer to Item 10(c) of Part II of Form 1- A.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the “MANAGEMENT” section beginning on page 33, to add the additional disclosure requested regarding Mr. Shore. In addition, all references to “RAGGS” have been revised to “RAGSS” as there was a typo.

Financial Statements

Notes to Consolidated Financial Statements

Note 2-Significant Accounting Policies

Principles of Consolidation, page F-7

10.	We note your disclosure on page 26 and elsewhere that you acquired 59% of the ownership interests of Samsarg, Inc. and 45% of the ownership interest of Sierra Software Systems, Inc. Please address the following issues:

•	Please explain to us in detail the basis for your determination that Samsarg and Sierra should not be consolidated and how you applied the consolidation guidance in ASC 810. Please provide us the specific accounting literature that supports your accounting position. Revise your financial statements and disclosures as appropriate. In addition, please discuss the results of operations of these entities in MD&A or tell us why they are not required.

•	Please revise to include audited financial statements of Samsarg, Inc. and Sierra Software Systems, Inc. as required by Part F/S (b)(7)(iii) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

RESPONSE: In the case of Samsrag investment at December 31, 2019, the ownership interest was only 2% and, thus, the cost method was used. In the case of Sierra Software, the Company owned 45% of the entity and did not deem to control the entity. Also, in the case of Sierra, the investment was only $450, which is immaterial. The Company will consolidate the financial statements when it 1) controls the entity; and 2) the investment is material. This is in compliance with the requirements of Form 1-A.

Note 3 - Investments, page F-10

11.	Please disclose the details of the investments in nonmarketable equity securities, carrying value of each investment and related percentage of ownership in each investee. Please describe how you accounted for these investments and provide disclosures required under applicable US GAAP.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes a revision to Note 3 of the footnotes to the financial statements, as requested.

Exhibits

12.	With regard to the investor presentation you filed as exhibit 13.1, please confirm your understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, note that your testing the waters materials should include the information Securities Act Rule 255(b)(4) requires. For general guidance on the Commission’s policy on projections and important factors to be considered in formulating and disclosing such projections, please see Item 10(b) of Regulation S-K.

RESPONSE: The Company confirms its understanding that “testing the waters may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current materials should include the information Securities Act Rule 255(b)(4) requires.

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General

13.	On your offering circular cover page, please include, highlighted by prominent type or in another manner, the legend paragraph (a)(5) of Part II of Form 1-A requires. Also disclose on the cover page which disclosure format you are following. See paragraph (a)(1) of Part II.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to cover page of the Offering Circular to include the legend paragraph (a)(5) of Part II of Form 1-A and also disclosure of the format the Company is using.

Signatures, page III-2

14.	Please revise your signature page to include the signature of an officer signing the offering statement on behalf of the issuer. Refer to Instruction 1 in the Signatures section of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A which, includes revisions to the signature page to include the signature of an officer signing the offering statement on behalf of the Company.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Don Harmer, CEO

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